Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279901

PROSPECTUS

4,036,987 Shares of Common Stock Issuable Upon Exercise of Outstanding Warrants

This prospectus relates to:

●	the offer, sale and issuance by XTI Aerospace, Inc. (the “Company”) of up to 72,727 shares of shares of our common stock, par value $0.001 per share (“Common Stock”), upon exercise of outstanding warrants issued on January 10, 2025, at an exercise price of $17.1875 per share (the “Placement Agent Warrants”);

●	the offer, sale and issuance by the Company of up to 876,000 shares of Common Stock upon exercise of outstanding pre-funded warrants issued on March 31, 2025, at an exercise price of $0.001 per share (the “Pre-funded Warrants”);

●	the offer, sale and issuance by the Company of up to 2,941,200 shares of Common Stock upon exercise of outstanding warrants issued on March 31, 2025, at an exercise price of $1.36 per share (the “Common Warrants”); and

●	the offer, sale and issuance by the Company of up to 147,060 shares of Common Stock upon exercise of outstanding warrants issued on March 31, 2025, at an exercise price of $1.70 per share (the “Representative’s Warrants”).

Accordingly, by means of the registration statement of which this prospectus forms a part, we are registering the offer, sale and issuance of Common Stock (the “Warrant Shares”) upon the exercise of the Placement Agent Warrants, the Pre-funded Warrants, the Common Warrants and the Representative’s Warrants (collectively, the “Warrants”).

We will receive proceeds from our issuance of Common Stock upon any cash exercise of the Warrants. If all of the Warrants are exercised for cash (meaning we issue the maximum possible number of shares of Common Stock upon exercise of the Warrants), we will receive gross cash proceeds of approximately $5,500,905. There can be no assurance that any Warrant holder will exercise Warrants, especially since, as of the date of this prospectus, none of the Warrants, other than the Pre-funded Warrants, are in-the-money.

Our Common Stock is listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “XTIA.” On April 28, 2025, the last reported sale price of our Common Stock was $1.24 per share. You are urged to obtain current market quotations for our Common Stock.

Investing in our securities involves risks. You should review carefully the risks and uncertainties described under the heading “Risk Factors” contained in this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus as described on page 5 of this prospectus.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is April 29, 2025

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ABOUT THIS PROSPECTUS

This prospectus provides you with a general description of the Warrant Shares offered by us. In certain circumstances, we may provide a prospectus supplement that will contain specific information about the terms of a particular offering. We also may provide a prospectus supplement to add information to, or update or change information contained in, this prospectus. To the extent there is a conflict between the information contained in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in this prospectus or any prospectus supplement — the statement in the later-dated document modifies or supersedes the earlier statement.

You should read both this prospectus and any applicable prospectus supplement together with the additional information about our company to which we refer you in the sections of this prospectus titled “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.” You should rely only on the information contained in or incorporated by reference into this prospectus and any prospectus supplement. We have not authorized any dealer, salesperson or other person to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the Warrant Shares in any jurisdiction in which such an offer or solicitation relating to the Warrant Shares is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the Warrant Shares if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

On March 12, 2024, XTI Aerospace, Inc. (formerly known as Inpixon), Superfly Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of XTI Aerospace, Inc. (“Merger Sub”), and XTI Aircraft Company, a Delaware corporation (“Legacy XTI”), completed a merger transaction pursuant to that certain Agreement and Plan of Merger, dated as of July 24, 2023 and amended on December 30, 2023 and March 12, 2024 (as so amended, the “XTI Merger Agreement”), whereby Merger Sub merged with and into Legacy XTI with Legacy XTI surviving the merger as a wholly-owned subsidiary of XTI Aerospace (the “XTI Merger”). In connection with the closing of the XTI Merger, we changed our corporate name to “XTI Aerospace, Inc.”

Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus and the information incorporated by referenced herein to “XTI Aerospace,” the “Company,” “we,” “us,” “our” and similar terms refer collectively to XTI Aerospace, Inc. and our subsidiaries, Inpixon GmbH, IntraNav GmbH, and prior to the closing of the XTI Merger, Merger Sub, and after the closing of the XTI Merger, Legacy XTI. When we refer to “you,” we mean the potential holders of the Warrant Shares.

Note Regarding Reverse Stock Splits

The Company effected a reverse stock split of its outstanding Common Stock at a ratio of 1-for-100, effective as of March 12, 2024, for the purpose of complying with Nasdaq Listing Rule 5550(a)(2) and satisfying the bid price requirements applicable for initial listing applications in connection with the closing of the XTI Merger. The Company also effected a reverse stock split of its outstanding Common Stock at a ratio of 1-for-250, effective as of January 10, 2025, for the purpose of complying with Nasdaq Listing Rule 5550(a)(2). We have reflected the reverse stock splits herein, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains predictive or “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of current or historical fact contained in this prospectus, including statements that express our intentions, plans, objectives, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “should,” “would” and similar expressions, as they relate to us, are intended to identify forward-looking statements.

These statements are based on current expectations, estimates and projections made by management about our business, our industry and other conditions affecting our financial condition, results of operations or business prospects. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in, or implied by, the forward-looking statements due to numerous risks and uncertainties. Factors that could cause such outcomes and results to differ include, but are not limited to, risks and uncertainties arising from:

●	our history of losses;

●	our ability to achieve profitability;

●	the risk that we have a limited operating history, have not yet manufactured any non-prototype aircraft or delivered any aircraft to a customer, and we and our current and future collaborators may be unable to successfully develop and market our aircraft or solutions, or may experience significant delays in doing so;

●	the ability to meet the development and commercialization schedule with respect to the TriFan 600;

●	our ability to secure required certifications for the TriFan 600 and/or any other aircraft we develop;

●	our ability to navigate the regulatory environment and complexities with compliance related to such environment;

●	the risk that our conditional pre-orders (which include conditional aircraft purchase agreements, non-binding reservations, and options) are canceled, modified, delayed or not placed and that we must return the refundable deposits;

●	our ability to obtain adequate financing in the future as needed;

●	emerging competition and rapidly advancing technologies in our industries that may outpace our technology;

●	the risk that other aircraft manufacturers develop competitive VTOL aircraft or other competitive aircraft that adversely affect our market position;

●	customer demand for the products and services we develop;

●	our ability to develop other new products and technologies;

●	our ability to attract customers and/or fulfill customer orders;

●	our ability to enhance and maintain the reputation of our brand and expand our customer base;

●	our ability to scale in a cost-effective manner and maintain and expand our manufacturing and supply chain relationships;

●	our ability to attract, integrate, manage, and retain qualified personnel or key employees;

●	our ability to maintain compliance with the continued listing requirements of the Nasdaq Capital Market;

●	the risks relating to long development and sales cycles, our ability to satisfy the conditions and deliver on the orders and reservations, our ability to maintain quality control of our aircraft, and our dependence on third parties for supplying components and potentially manufacturing the aircraft;

●	the risk that our ability to sell our aircraft may be limited by circumstances beyond our control, such as a shortage of pilots and mechanics who meet the training standards, high maintenance frequencies and costs for the sold aircraft, and any accidents or incidents involving VTOL aircraft that may harm customer confidence;

●	general economic conditions and events and the impact they may have on us and our potential customers, including, but not limited to escalating tariff and non-tariff trade measures imposed by the U.S. and other countries, increases in inflation rates and rates of interest, supply chain challenges, increased costs for materials and labor, cybersecurity attacks, the ongoing conflicts between Russia and Ukraine and Hamas and Israel, and public health threats such as the COVID-19 pandemic;

●	lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subjected to and are required to report, including but not limited to, the SEC;

●	our ability to respond to a failure of our systems and technology to operate our business;

●	the risk that our future patent applications may not be approved or may take longer than expected, and that we may incur substantial costs in enforcing and protecting our intellectual property;

●	the outcome of any known and unknown litigation and regulatory proceedings;

●	the impact of any changes in existing or future tax regimes;

●	our success at managing the risks involved in the foregoing items; and

●	other factors discussed in this prospectus.

You should read this prospectus and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we currently expect. You should assume that the information appearing in this prospectus and any document incorporated by reference is accurate as of its date only. Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of the information presented in this prospectus, any accompanying prospectus supplement and any document incorporated herein by reference, and particularly our forward-looking statements, by these cautionary statements.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus and/or incorporated by reference herein. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information in our filings with the Securities and Exchange Commission (“SEC”) incorporated by reference into this prospectus.

Overview of Our Business

We are primarily an aircraft development company. We also provide real-time location systems (“RTLS”) for the industrial sector, which was our focus prior to the closing of the XTI Merger.

Headquartered in Englewood, Colorado, the Company is developing a vertical takeoff and landing (“VTOL”) airplane that is designed to take off and land like a helicopter and cruise like a fixed-wing business airplane. We believe our initial configuration, the TriFan 600 airplane, will be one of the first civilian fixed-wing VTOL airplane that offers the speed and comfort of a business airplane and the range and versatility of VTOL for a wide range of customer applications, including private aviation for business and high net worth individuals, emergency medical services, and regional charter air travel. Since 2013, we have been engaged primarily in developing the aerodynamic performance and top-level engineering design of the TriFan 600, building and testing a two-thirds scale unmanned version of the TriFan 600, generating pre-orders for the TriFan 600, and seeking funds from investors to enable the Company to advance the detailed design and certification of the TriFan 600, and to eventually engage in commercial production and sale of the TriFan 600.

Our RTLS solutions leverage cutting-edge technologies such as IoT, AI, and big data analytics to provide real-time tracking and monitoring of assets, machines, and people within industrial environments. With our RTLS solutions, businesses can achieve improved operational efficiency, enhanced safety and reduced costs. By having real-time visibility into operations, industrial organizations can make informed, data-driven decisions, minimize downtime, and ensure compliance with industry regulations.

We report financial results for two segments: Commercial Aviation and Industrial IoT. For Industrial IoT, we generate revenue from sales of hardware, software licenses and professional services. During the quarter ended December 31, 2024, the Company began exploring strategic options to wind down and/or sell the hardware portions of the Company’s Industrial IoT business segment in order to shift its focus towards sales of software products. For Commercial Aviation, the segment is pre-revenue as we are currently developing the TriFan 600 airplane.

Corporate Strategy

In addition to advancing the design and certification of the TriFan 600 for commercial production and sale, and in order to continue to respond to rapid changes and required technological advancements, increase our opportunities for revenue generation, and increase shareholder value, we are exploring strategic transactions and opportunities that we believe will enhance shareholder value. We are particularly focused on delivering leading, business-focused solutions that seek to shape the future across powered-lift aircraft solutions. Expanding into autonomous, remotely operated drones is key to our strategic vision. By combining drone technology with VTOL innovation, we believe we are positioning XTI to accelerate the development of both unmanned aerial vehicles (UAV) and VTOL solutions, expand its market presence, and create new opportunities across multiple industries. We will also be opportunistic and may consider other strategic and/or attractive transactions, which may include, but not be limited to other alternative investment opportunities, such as minority investments and joint ventures. If we make any acquisitions in the future, we expect that we may pay for such acquisitions with cash, equity securities and/or debt in combinations appropriate for each acquisition. In this regard, in January of this year, we entered into a non-binding memorandum of understanding to acquire a minority equity interest in an AI-powered, autonomous drone company. We may enter into one or more additional non-binding letters of intent in connection with our due diligence and strategic transaction evaluation process. In addition to these strategic initiatives, we also intend to invest in a variety of thought leadership marketing and branding initiatives to increase market visibility and enhance our brand strength and credibility within the powered lift aircraft market.

Recent Developments

March 2025 Underwritten Offering and Debt Repayment

On March 28, 2025, we entered into an underwriting agreement with ThinkEquity, as the representative of the underwriters named therein, relating to a firm commitment underwritten public offering (the “March Offering”) of 765,200 shares of Common Stock, Pre-funded Warrants to purchase up to 2,176,000 shares of Common Stock, and Common Warrants to purchase up to 2,941,200 shares of Common Stock. The combined public offering price for each share of Common Stock, together with one Common Warrant, was $1.36. The combined public offering price for each Pre-funded Warrant, together with one Common Warrant, was $1.359. Each share of Common Stock, or a Pre-funded Warrant in lieu thereof, was sold together with one Common Warrant. The March Offering was made pursuant to the Original Registration Statement and the March Prospectus. The March Offering closed on March 31, 2025. We received net proceeds of approximately $3.3 million from the March Offering after deducting underwriting discounts and commissions and other expenses payable by us. We used approximately $2.7 million of the net proceeds from the March Offering to repay in full all amounts outstanding, including a 115% prepayment penalty, in respect of two secured promissory notes issued by the Company to Streeterville Capital, LLC on May 1, 2024 and May 24, 2024.

The Pre-funded Warrants were immediately exercisable upon issuance, have an exercise price of $0.001 per share and may be exercised at any time until all of the Pre-funded Warrants are exercised in full. The Common Warrants were immediately exercisable upon issuance, have an exercise price of $1.36 per share, and expire on the fifth anniversary of the date of issuance. As of April 15, 2025, 876,000 Pre-funded Warrants remained outstanding and unexercised.

As part of its compensation for serving as representative in connection with the March Offering, we issued ThinkEquity and its designees Representative Warrants to purchase up to 147,060 shares of Common Stock. The Representative Warrants were immediately exercisable upon issuance, have an exercise price of $1.70 per share and expire on the five-year anniversary of the commencement of sales of the securities issued in the March Offering.

January 2025 Registered Direct Offering

On January 7, 2025, we entered into a placement agency agreement with ThinkEquity, as placement agent, pursuant to which we agreed to issue and sell directly to various investors, in a best efforts public offering (the “January Offering”), an aggregate of 1,454,546 shares of Common Stock at an offering price of $13.75 per share. The January Offering closed on January 10, 2025, following the effectiveness of the 1-for-250 reverse stock split of our outstanding Common Stock on the same date, which was a condition to the closing of the January Offering. We received net proceeds of approximately $18.3 million from the January Offering. The January Offering was made pursuant to the Original Registration Statement and the January Prospectus. As part of its compensation for acting as placement agent for the January Offering, we issued ThinkEquity LLC and its designees Placement Agent Warrants to purchase 72,727 shares of Common Stock, which were immediately exercisable upon issuance, have an exercise price of $17.1875 per share and expire on the five-year anniversary of the commencement of sales of the securities issued in the January Offering.

Settlement Agreement

On March 27, 2025 (the “Effective Date”), XTI Aerospace, Inc. (the “Company”) entered into a settlement agreement with 3AM Investments LLC (an entity controlled by Nadir Ali (“Ali”), the Company’s former Chief Executive Officer and a former director of the Company) (“3AM”), Grafiti Group LLC (“Grafiti Group”) and Ali (the “Settlement Agreement”). The terms of the Settlement Agreement include:

Preferred Stock Redemption. The Company and 3AM entered into that certain securities purchase agreement dated as of March 12, 2024 (the “Series 9 Purchase Agreement”), pursuant to which 3AM acquired 1,500 shares of the Company’s Series 9 Preferred Stock, of which 1,164.12 shares of Series 9 Preferred Stock were issued and outstanding as of March 27, 2025 (the “Outstanding Preferred Stock”). Pursuant to the Settlement Agreement, on the Effective Date, the Company delivered the aggregate amount of $1,251,651.26 (the “Series 9 Redemption Amount”) by wire transfer of immediately available funds to an account designated in writing by Ali, for the redemption of the Outstanding Preferred Stock. Following Ali’s receipt of the Series 9 Redemption Amount, Ali no longer held any shares of Series 9 Preferred Stock. As of the date of this prospectus, there are no shares of Series 9 Preferred Stock issued and outstanding.

Termination of Ali Consulting Agreement. The Settlement Agreement provides that effective as of the Effective Date, that certain Consulting Agreement, dated March 12, 2024 by and between the Company and Ali (the “Ali Consulting Agreement”) is terminated, and in lieu of the $2,775,000 (the “Ali Advisory Fees”) that would be owed to Ali pursuant to the terms of the Ali Consulting Agreement as a result of the termination of such Ali Consulting Agreement prior to the 15 month anniversary of the effective date thereof, the Company agreed (i) that the aggregate amount of $1,000,000 (the “Grafiti Purchase Amount”) required to be delivered by Grafiti Group pursuant to that certain Equity Purchase Agreement, dated February 16, 2024, by and among the Company, Grafiti LLC, and Grafiti Group, as amended (the “Equity Purchase Agreement”), shall be deemed to be satisfied in full and no further amounts shall be payable to the Company by Grafiti Group or any of its affiliated parties pursuant to the Equity Purchase Agreement; (ii) to deliver a cash amount of $60,000 (the “Outstanding Amount”) to Ali by wire transfer of immediately available funds; and (iii) to deliver $1,500,000 (the “Deferred Amount”) by wire transfer of immediately available funds in three equal installments of $500,000 (“Installment Amounts”) each on June 30, 2025, September 30, 2025 and December 30, 2025 (the “Deferred Amount Installment Dates”). Any Installment Amount that is not paid by the applicable due dates will be subject to interest at a rate of 18% per annum. Upon payment of the Outstanding Amount and the Deferred Amount in accordance with the terms of the Settlement Agreement, the Ali Advisory Fees shall be deemed to be satisfied in full and no further amounts shall be payable by the Company to Ali or his affiliated parties pursuant to the Ali Consulting Agreement. On March 31, 2025, the Company paid the Outstanding Amount in full. As of the date of this prospectus, the Deferred Amount remains outstanding.

Former Management Payments. Pursuant to the Settlement Agreement, the Company agreed to pay the Former Management Payments (as defined below) on the earlier of (a) the closing date of the Company’s next financing transaction and (b) 30 days following the Effective Date of the Settlement Agreement, subject to certain penalties for late payment. The “Former Management Payments” comprise (i) an aggregate amount of $803,260.65 (the “Bonus Plan Payment”) that, as of the Effective Date, remains payable to the recipients of bonuses payable pursuant to that certain Transaction Bonus Plan, adopted on July 24, 2023 and as amended (the “Bonus Plan”) together with (ii) an aggregate amount of $303,372.87 (the “Loundermon Advisory Fee”) that, as of the Effective Date, is payable to Wendy Loundermon, the Company’s former Chief Financial Officer and a former director of the Company (“Loundermon”), pursuant to that certain Consulting Agreement, dated March 12, 2024, by and between the Company and Loundermon (the “Loundermon Consulting Agreement”). On March 31, 2025, the Company fully paid the Former Management Payments.

Ali Release. As of the Effective Date, Ali, on behalf of himself and his former and current affiliated entities, including 3AM, Grafiti LLC and Grafiti Group (collectively, the “Ali Parties”) agreed to release the Company and each of its former and current subsidiaries, divisions, affiliates, predecessors, successors, assigns, and its and their respective employees, officers, directors, shareholders, members, partners, trustees, joint venturers, attorneys, agents, and representatives (collectively, the “XTI Parties”), from and with respect to any and all claims, demands, causes of action, damages, obligations, liabilities, costs, and expenses of any kind or nature whatsoever (collectively, “Ali Claims”), arising out of any obligations of the Company with respect to the Ali Consulting Agreement, the Series 9 Purchase Agreement and the portion of the Bonus Plan relating to Ali, whether known or unknown, foreseen or unforeseen, that the Ali Parties, or any of them, ever had, now have, or may have against the XTI Parties, or any of them, from the beginning of time through and including the Completion Date (as defined below). As used in the Settlement Agreement, the term “Completion Date” means the date on which the Company has delivered (i) the Series 9 Redemption Amount to Ali by wire transfer of immediately available funds; (ii) the Deferred Amount to Ali by wire transfer of immediately available funds; (iii) the Outstanding Amount to Ali by wire transfer of immediately available funds; (iv) the Former Management Payments to Loundermon and the recipients of the Bonus Plan Payments by wire transfer of immediately available funds.

XTI Release. As of the Effective Date, the XTI Parties agreed to release the Ali Parties from and with respect to any and all claims, demands, causes of action, damages, obligations, liabilities, costs, and expenses of any kind or nature whatsoever (collectively, “XTI Claims”), arising out of any obligations of the Ali Parties with respect to any obligation of the Ali Parties in connection with the payment of the purchase price as set forth in the Equity Purchase Agreement, the Ali Consulting Agreement, the Series 9 Purchase Agreement and the portion of the Bonus Plan relating to Ali, whether known or unknown, foreseen or unforeseen, that the XTI Parties, or any of them, ever had, now have, or may have against the Ali Parties, or any of them, from the beginning of time through and including the Completion Date.

Entire Agreement. The Settlement Agreement provides that it supersedes any prior consents or agreements regarding the allocation of financing proceeds for the payment of any obligations of the Company described in the Settlement Agreement.

Corporate Information

We were originally formed in the State of Nevada in April 1999. We have two direct, wholly-owned operating subsidiaries: XTI Aircraft Company, based in Englewood, Colorado (at our corporate headquarters), and Inpixon GmbH (previously Nanotron Technologies GmbH), based in Berlin, Germany. IntraNav GmbH, based in Eschborn, Germany, is an indirect subsidiary of the Company and the wholly-owned subsidiary of Inpixon GmbH.

Our principal executive offices are located at Centennial Airport at 8123 InterPort Blvd., Suite C, Englewood, Colorado 80112. This facility houses our principal executive office, finance, and other administrative activities, although our employees and consultants mostly work remotely. Our engineers are working remotely throughout the United States and Germany. We also sublease office space in Palo Alto, California. Two of our subsidiaries, Inpixon GmbH and IntraNav GmbH, maintain offices in Berlin Germany, and Eschborn, Germany, respectively.

Our telephone number is (800) 680-7412. Our Internet website is www.xtiaerospace.com. The information on, or that can be accessed through, our website is not part of this prospectus, and you should not rely on any such information in making any investment decision relating to our securities.

THE OFFERING

Issuer:	XTI Aerospace, Inc.

Securities Offered:	This prospectus relates to:

● the offer, sale and issuance by the Company of up to 72,727 shares of Common Stock upon exercise of the Placement Agent Warrants at an exercise price of $17.1875 per share;

● the offer, sale and issuance by the Company of up to 876,000 shares of Common Stock upon exercise of the Pre-funded Warrants at an exercise price of $0.001 per share;

● the offer, sale and issuance by the Company of up to 2,941,200 shares of Common Stock upon exercise of the Common Warrants at an exercise price of $1.36 per share; and

● the offer, sale and issuance by the Company of up to 147,060 shares of Common Stock upon exercise of the Representative’s Warrants at an exercise price of $1.70 per share.

Shares of Common Stock Outstanding Assuming the Exercise of All Warrants(1):	9,824,527 shares of Common Stock

Use of Proceeds	We intend to use the net proceeds from the exercise of the Warrants for working capital and other general corporate purposes. There can be no assurance that any Warrant holder will exercise Warrants, especially since, as of the date of this prospectus, none of the Warrants, other than the Pre-funded Warrants, are in-the-money. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” incorporated by reference into this prospectus for a discussion of certain factors you should carefully consider before deciding to invest in shares of our Common Stock.

Nasdaq Capital Market Symbol	XTIA

(1)    The number of shares of Common Stock is based on 5,787,540 shares of our Common Stock outstanding as of April 15, 2025, and excludes as of that date:

●	50,334 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $343.59 per share;

●	4,038,115 shares of Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $7.04 per share;

●	73,900,489 shares of Common Stock available for future issuance under our 2018 Employee Stock Incentive Plan and any other additional shares of our Common Stock that may become available under our 2018 Employee Stock Incentive Plan;

●	1 share of Common Stock issuable upon the conversion of 1 outstanding share of Series 4 Convertible Preferred Stock, at a conversion price of $418,500,000 per share; and

●	1 share of Common Stock issuable upon conversion of 126 outstanding shares of Series 5 Convertible Preferred Stock, at a conversion price of $280,968,750 per share.

Unless otherwise indicated, all information in this prospectus assumes no exercise of the outstanding options or warrants described above.

RISK FACTORS

Investing in our Common Stock involves a high degree of risk. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. You should carefully consider and evaluate all of the information included and incorporated by reference or deemed to be incorporated by reference in this prospectus, including the risks included in any prospectus supplement or amendment, the risks described under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and any subsequently filed Quarterly Reports on Form 10-Q and our other filings with the SEC that are incorporated by reference into this prospectus. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations. As a result, the market price of our securities could decline, and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may become material and adversely affect our business. See the section of this prospectus titled “Where You Can Find More Information.”

Risks Related to this Offering and to our Common Stock

Since we have broad discretion in how we use the proceeds from the cash exercise of the Warrants, we may use the proceeds in ways with which you disagree.

We have not allocated specific amounts of the net proceeds from the cash exercise of the Warrants for any specific purpose. Accordingly, our management will have flexibility in applying the net proceeds of the cash exercise of the Warrants, if any. You will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for us. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

Sales of a substantial number of our shares of Common Stock in the public markets, or the perception that such sales could occur, could cause our stock price to fall.

Sales of a substantial number of our shares of Common Stock in the public markets, or the perception that such sales could occur, including from the exercise of the Warrants or sales of Common Stock issuable thereunder, could cause the market price of our shares of Common Stock to decline and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the number of these shares that might be sold nor the effect that future sales of our shares of Common Stock, including shares issuable upon the exercise of the Warrants, would have on the market price of our shares of Common Stock.

USE OF PROCEEDS

The gross proceeds that we receive from the cash exercise of the Warrants will depend upon the number of Warrants exercised and the exercise price of the Warrants exercised. If all of the Warrants are exercised for cash (meaning we issue the maximum possible number of shares of Common Stock upon exercise of the Warrants), we will receive gross cash proceeds of approximately $5,500,905. There can be no assurance that any Warrant holder will exercise Warrants, especially since, as of the date of this prospectus, none of the Warrants, other than the Pre-funded Warrants, are in-the-money.

We intend to use the net proceeds from cash exercises of the Warrants for working capital and other general corporate purposes. We have broad discretion in determining how the proceeds from cash exercises of the Warrants, if any, will be used, and our discretion is not limited by the aforementioned possible uses. Our board of directors believes the flexibility in application of the net proceeds is prudent. See the section entitled “Risk Factors – Risks Related to this Offering and to our Common Stock – Since we have broad discretion in how we use the proceeds from the cash exercise of the Warrants, we may use the proceeds in ways with which you disagree.”

We will bear all other costs, fees and expenses incurred in effecting the registration of the offer and sale of the Warrant Shares covered by this prospectus and any accompanying prospectus supplement, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

Determination of Offering Price

The exercise prices of the Warrants were negotiated between us and the investors in the respective offerings based on the trading of our Common Stock prior to the offering, among other things. Other factors considered in determining the exercise price of the Warrants that we sold included our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of each such offering and such other factors as were deemed relevant.

DIVIDEND POLICY

We have never paid cash dividends to the holders of our Common Stock and currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. We do not anticipate paying any cash dividends to the holders of our Common Stock in the foreseeable future. Investors should not purchase our Common Stock with the expectation of receiving cash dividends. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

DILUTION

Our historical net tangible book value as of December 31, 2024 was approximately ($7.7 million), or ($4.58) per share of Common Stock. Net tangible book value (deficit) per share is calculated by subtracting our total liabilities from our total tangible assets, which is total assets less intangible assets, and dividing this amount by the number of shares of Common Stock outstanding.

Our pro forma net tangible book value as of December 31, 2024, was approximately $17.1 million, or $2.95 per share of Common Stock, after giving effect to (i) the payment of an aggregate of approximately $1.4 million in cash to the holders of Series 9 Preferred Stock to redeem 1,331 shares of Series 9 Preferred Stock, (ii) the sale of an aggregate of 169,299 shares of Common Stock pursuant to our at-the-market sales agreement with Maxim Group LLC for net proceeds of approximately $1.7 million, (iii) the issuance of an aggregate of 240,229 shares of Common Stock in exchange for the reduction of the outstanding balance of that certain secured promissory note issued on May 1, 2024 by an aggregate of approximately $0.8 million, (iv) the sale of 1,454,546 shares of Common Stock in the January Offering for aggregate net proceeds of approximately $18.3 million, (v) the issuance of 173,241 shares of Common Stock due to the rounding up of fractional shares resulting from the 1-for-250 reverse stock split effected on January 10, 2025, (vi) the sale of 765,200 shares of Common Stock, Pre-funded Warrants to purchase up to 2,176,000 shares of Common Stock, and Common Warrants to purchase up to 2,941,200 shares of Common Stock in the March Offering for aggregate net proceeds of approximately $3.3 million, (vii) the use of approximately $2.7 million of the net proceeds from the March Offering to repay in full all amounts outstanding, including a 115% prepayment penalty, in respect of two secured promissory notes issued by the Company to Streeterville Capital, LLC on May 1, 2024 and May 24, 2024, and (viii) the issuance of 1,300,000 shares of Common Stock for an aggregate of $1,300 pursuant to exercises of Pre-funded Warrants prior to April 15, 2025 (collectively, the “Pro Forma Adjustments”).

After giving further effect to the exercise of the Warrants for the underlying 4,036,987 shares of Common Stock for an aggregate exercise price of $5,500,905, and after deducting any offering expenses payable by us, we would have had a net tangible book value as of December 31, 2024 of approximately $22.6 million, or $2.30 per share of Common Stock. This represents an immediate decrease in net tangible book value of $(0.65) per share to our existing stockholders and an immediate dilution in net tangible book value to the holders of the Placement Agent Warrants, the Pre-funded Warrants, the Common Warrants and the Representative Warrants.

The following table illustrates this dilution on a per share basis:

Placement Agent Warrant exercise price per share		$17.1875
Pre-funded Warrant exercise price per share		$0.001
Common Warrant exercise price per share		$1.36
Representative Warrant exercise price per share		$1.70
Historical net tangible book value per share as of December 31, 2024	$(4.58)
Increase per share attributable to the Pro Forma Adjustments	7.53
Pro forma net tangible book value per share as of December 31, 2024		$2.95
Decrease in net tangible book value per share attributable to the exercise of all the Warrants	(0.65)
Pro forma, as adjusted net tangible book value per share after the exercise of all the Warrants		$2.30
Dilution in net tangible book value per share to investors exercising Placement Agent Warrants		$14.8875
Dilution in net tangible book value per share to investors exercising Pre-funded Warrants		$—
Dilution in net tangible book value per share to investors exercising Common Warrants		$—
Dilution in net tangible book value per share to investors exercising Representative Warrants		$—

The number of shares of Common Stock is based on 1,685,021 shares of our Common Stock outstanding as of December 31, 2024, and excludes as of that date:

●	51,185 shares of Common Stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $455.00 per share;

●	1,128 shares of Common Stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $20,343.35 per share;

●	38,359 shares of Common Stock available for future issuance under our 2018 Employee Stock Incentive Plan and any other additional shares of our Common Stock that may become available under our 2018 Employee Stock Incentive Plan;

●	1 share of Common Stock issuable upon the conversion of 1 outstanding share of Series 4 Convertible Preferred Stock, at a conversion price of $418,500,000 per share; and

●	1 share of Common Stock issuable upon conversion of 126 outstanding shares of Series 5 Convertible Preferred Stock, at a conversion price of $280,968,750 per share.

To the extent our outstanding options and warrants (other than the Warrants) are exercised, you may experience further dilution. The above illustration of dilution per share to investors participating in this offering assumes no exercise of outstanding options or outstanding warrants to purchase shares of our Common Stock (other than the Warrants). The exercise of outstanding options and warrants having an exercise price less than the exercise prices of the Warrants would further increase dilution to investors in this offering.

While the above table assumes full exercise of all of the Warrants, there can be no assurance that any Warrant holder will exercise Warrants, especially since, as of the date of this prospectus, none of the Warrants, other than the Pre-funded Warrants, are in-the-money.

DESCRIPTION OF SECURITIES BEING REGISTERED

We are registering the issuance of 4,036,987 shares of Common Stock upon the exercise of the Warrants.

The following description is a summary of some of the terms of our securities, our organizational documents and Nevada law. The descriptions in this prospectus and of our securities and our organizational documents do not purport to be complete and are subject to, and qualified in their entirety by reference to, our organizational documents, copies of which have been filed or incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Under our articles of incorporation, as amended, we are authorized to issue up to 500,000,000 shares of common stock, par value $0.001 per share. As of April 15, 2025, 5,787,540 shares of Common Stock were issued and outstanding. Our authorized but unissued shares of Common Stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

The holders of our Common Stock are entitled to one vote per share. In addition, the holders of our Common Stock will be entitled to receive pro rata dividends, if any, declared by our board of directors out of legally available funds; however, the current policy of our board of directors is to retain earnings, if any, for operations and growth. Upon liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets that are legally available for distribution. The holders of our Common Stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock, which may be designated solely by action of our board of directors and issued in the future.

In the event of our liquidation, dissolution or winding up, the holders of our Common Stock are entitled to receive pro rata our assets which are legally available for distribution, after payments of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. All of the outstanding shares of our Common Stock are fully paid and non-assessable. The shares of Common Stock offered by this prospectus will also be fully paid and non-assessable.

Preferred Stock

Our articles of incorporation permit us to issue up to 5,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our Common Stock until the board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

●	Impairing dividend rights of our Common Stock;

●	Diluting the voting power of our Common Stock;

●	Impairing the liquidation rights of our Common Stock; and

●	Delaying or preventing a change of control without further action by our stockholders.

Series 4 Preferred Stock

Our board of directors designated 10,415 shares of preferred stock as Series 4 Convertible Preferred Stock, $0.001 par value with a stated value of $1,000 (the “Series 4 Preferred Stock”). The Series 4 Preferred Stock was originally issued in our public offering of securities consummated on April 24, 2018. As of April 15, 2025, there was 1 share of Series 4 Preferred Stock outstanding convertible into 1 share of Common Stock.

Our board of directors may, without stockholder approval, issue shares of an additional class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the Series 4 Preferred Stock, except as prohibited by the certificate of designation of preferences, rights and limitations of the Series 4 Preferred Stock.

Liquidation. Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of Series 4 Preferred Stock will be entitled to receive distributions out of our assets, whether capital or surplus, of the same amount that a holder of Common Stock would receive if the Series 4 Preferred Stock were fully converted (disregarding for such purposes any conversion limitations hereunder) to Common Stock which amounts will be paid pari passu with all holders of Common Stock.

Dividends. Holders of the Series 4 Preferred Stock will be entitled to receive dividends equal (on an “as converted to Common Stock” basis) to and in the same form as dividends actually paid on shares of our Common Stock when, as and if such dividends are paid on shares of our Common Stock. No other dividends will be paid on shares of Series 4 Preferred Stock.

Conversion. Each share of Series 4 Preferred Stock is convertible, at any time and from time to time at the option of the holder thereof, into that number of shares of Common Stock determined by dividing the stated value of $1,000 by the current conversion price equal to $418,500,000 per share. In addition, the conversion price per share is subject to adjustment for stock dividends, distributions, subdivisions, combinations or reclassifications. This right to convert is limited by the beneficial ownership limitation described below.

Anti-Dilution Protection. The Series 4 Preferred contain an anti-dilution protection feature, to adjust the conversion price if shares of Common Stock are sold or issued for a consideration per share less than the conversion price then in effect (subject to certain exemptions), provided, that the conversion price will not be less than $418,500,000.

Beneficial Ownership Limitation. A holder will have no right to convert any portion of Series 4 Preferred Stock, to the extent that, after giving effect to such conversion, such holder, together with such holder's affiliates, and any persons acting as a group together with such holder or any such affiliate, would beneficially own in excess of 4.99% (or, upon election of a purchaser prior to the issuance of any shares, 9.99%) of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon such conversion (subject to the right of the holder to increase such beneficial ownership limitation upon notice to us, provided that any increase in beneficial ownership limitation will not be effective until 61 days following notice to us and provided that such limitation can never exceed 9.99% and such 61 day period cannot be waived). Beneficial ownership of the holder and its affiliates will be determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder. Holders of Series 4 Preferred Stock who are subject to such beneficial ownership limitation are and will remain responsible for ensuring their own compliance with Regulation 13D-G promulgated under the Exchange Act, consistent with their individual facts and circumstances. In addition, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, any person who acquires Series 4 Preferred Stock with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying Common Stock.

Series 5 Preferred Stock

Our board of directors designated 12,000 shares of preferred stock as Series 5 Convertible Preferred Stock, $0.001 par value with a stated value of $1,000 (the “Series 5 Preferred Stock”). The Series 5 Preferred Stock was originally issued in our rights offering consummated on January 15, 2019. As of April 15, 2025, there were 126 shares of Series 5 Preferred Stock outstanding convertible into 1 share of Common Stock. Our board of directors may, without stockholder approval, issue shares of an additional class or series of preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of the Series 5 Preferred Stock, except as prohibited by the certificate of designation of preferences, rights and limitations of the Series 5 Preferred Stock.

Conversion. Each share of Series 5 Preferred Stock will be convertible at the option of the holder at any time, into the number of shares of our Common Stock determined by dividing the $1,000 stated value per share of the Series 5 Preferred Stock by a conversion price of $280,968,750 per share. In addition, the conversion price per share is subject to adjustment for stock dividends, distributions, subdivisions, combinations or reclassifications. Subject to limited exceptions, a holder of the Series 5 Preferred Stock will not have the right to convert any portion of the Series 5 Preferred Stock to the extent that, after giving effect to the conversion, the holder, together with its affiliates, would beneficially own in excess of 4.99% (subject to adjustment to up to 9.99% solely at the holder’s discretion upon 61 days’ prior notice to us) of the number of shares of our Common Stock outstanding immediately after giving effect to its conversion.

Fundamental Transactions. In the event we effect certain mergers, consolidations, sales of substantially all of our assets, tender or exchange offers, reclassifications or share exchanges in which our Common Stock is effectively converted into or exchanged for other securities, cash or property, we consummate a business combination in which another person acquires 50% of the outstanding shares of our Common Stock, or any person or group becomes the beneficial owner of 50% of the aggregate ordinary voting power represented by our issued and outstanding Common Stock, then, upon any subsequent conversion of the Series 5 Preferred Stock, the holders of the Series 5 Preferred Stock will have the right to receive any shares of the acquiring corporation or other consideration it would have been entitled to receive if it had been a holder of the number of shares of Common Stock then issuable upon conversion in full of the Series 5 Preferred Stock.

Dividends. Holders of Series 5 Preferred Stock will be entitled to receive dividends (on an as-if-converted-to-common-stock basis) in the same form as dividends actually paid on shares of the Common Stock when, as and if such dividends are paid on shares of Common Stock.

Voting Rights. Except as otherwise provided in the certificate of designation or as otherwise required by law, the Series 5 Preferred Stock has no voting rights.

Liquidation Preference. Upon our liquidation, dissolution or winding-up, whether voluntary or involuntary, holders of Series 5 Preferred Stock will be entitled to receive out of our assets, whether capital or surplus, the same amount that a holder of Common Stock would receive if the Series 5 Preferred Stock were fully converted (disregarding for such purpose any conversion limitations under the certificate of designation) to Common Stock, which amounts will be paid pari passu with all holders of Common Stock.

Redemption Rights. We are not obligated to redeem or repurchase any shares of Series 5 Preferred Stock. Shares of Series 5 Preferred Stock are not otherwise entitled to any redemption rights, or mandatory sinking fund or analogous provisions.

Anti-Takeover Effects of Nevada Law and our Articles of Incorporation and Bylaws

Our articles of incorporation, our bylaws and the Nevada Revised Statutes (“NRS”) contain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, proxy contests or otherwise. These provisions have been implemented to enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interest of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.

Set forth below is a description of the provisions contained in our articles of incorporation, bylaws and Nevada Revised Statutes that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our articles of incorporation and bylaws, forms of each of which are included as exhibits to the registration statement of which this prospectus forms a part.

Authorized But Unissued Preferred Stock

We are currently authorized to issue a total of 5,000,000 shares of preferred stock. Our articles of incorporation provide that the board of directors may issue preferred stock by resolutions, without any action of the stockholders. In the event of a hostile takeover, the board of directors could potentially use this preferred stock to preserve control.

Classified Board

In accordance with the terms of our bylaws, our board of directors is divided into three classes, with members of each class serving staggered three-year terms. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. As such, approximately one-third of our board of directors will be elected each year and at least two annual meetings of stockholders may be necessary to change a majority of the directors. The classification of directors makes it more difficult for stockholders to change the composition of our board of directors.

Filling Vacancies

Nevada law and our bylaws establish that any vacancies on the board of directors may be filled by a majority of the remaining directors then in office, even though less than a quorum of the board, or by a sole remaining director. A vacancy in the board of directors created by the removal of a director, and not otherwise filled by the remaining directors, may be filled by the vote of a plurality of the votes cast at the annual meeting of the stockholders or at a duly called special meeting at which a quorum is present, or by the written consent of the holders of a majority of the outstanding shares.

Removal of Directors

The provisions of our bylaws may make it difficult for our stockholders to remove one or more of our directors. Nevada law and our bylaws provide that the entire board of directors, or any individual director, may be removed from office only by vote of the holders of capital stock representing not less than two-thirds of the voting power of the issued and outstanding capital stock entitled to vote. Under Nevada law, whenever the holders of any class or series of shares are entitled to elect one or more directors, unless otherwise provided in the articles of incorporation, removal of any such director requires only two-thirds of the holders of that class or series, and not the votes of the outstanding shares as a whole.

Board Action Without Meeting

Our bylaws provide that the board may take action without a meeting if all the members of the board consent to the action in writing. Board action through consent allows the board to make swift decisions, including in the event that a hostile takeover threatens current management.

No Cumulative Voting

Our bylaws and articles of incorporation do not provide the right to cumulate votes in the election of directors. This provision means that the holders of a plurality of the shares voting for the election of directors can elect all of the directors. Non-cumulative voting makes it more difficult for an insurgent minority stockholder to elect a person to the board of directors.

Stockholder Proposals

Except to the extent required under applicable laws, we are not required to include on our proxy card, or describe in our proxy statement, any information relating to any stockholder proposal and disseminated in connection with any meeting of stockholders.

Amendments to Articles of Incorporation and Bylaws

Nevada law and our articles of incorporation give both the directors and the stockholders the power to adopt, amend or repeal the bylaws of the corporation. Any adoption, alteration, amendment, change or repeal of the bylaws by the stockholders requires an affirmative vote by a majority of the outstanding stock of the company. Any bylaw, including any bylaw that has been adopted by the stockholders may be amended or repealed by the board, unless otherwise prohibited by a bylaw adopted by the stockholders. Except for certain changes in connection with stock splits and a plan of merger, any proposal to amend, alter, change or repeal any provision of our articles of incorporation requires approval by a majority of the voting power of all of the classes of our capital stock entitled to vote on such amendment or repeal, voting together as a single class, and, if the proposed amendment would adversely alter or change any preference or any relative or other right of any class or series of outstanding shares, then also by the holders of shares representing a majority of the voting power of each class adversely affected.

Nevada Statutory Provisions

We are subject to the provisions of NRS 78.378 to 78.3793, inclusive, an anti-takeover law, which applies to any acquisition of a controlling interest in an “issuing corporation.” In general, such anti-takeover laws permit the articles of incorporation, bylaws or a resolution adopted by the directors of an “issuing corporation” (as defined in NRS 78.3788) to impose stricter requirements on the acquisition of a controlling interest in such corporation than the provisions of NRS 78.378 to 78.3793, inclusive, as well as permit the directors of an issuing corporation to take action to protect the interests of the corporation and its stockholders, including, but not limited to, adopting plans, arrangements or other instruments that grant or deny rights, privileges, power or authority to holder(s) of certain percentages of ownership and/or voting power. Further, an “acquiring person” (and those acting in association) only obtains such voting rights in the control shares as are conferred by resolution of the stockholders at either a special meeting requested by the acquiring person, provided it delivers an offeror’s statement pursuant to NRS 78.3789 and undertakes to pay the expenses thereof, or at the next special or annual meeting of stockholders. In addition, the anti-takeover law generally provides for (i) the redemption by the issuing corporation of not less than all of the “control shares” (as defined) in accordance with NRS 78.3792, if so provided in the articles of incorporation or bylaws in effect on the 10th day following the acquisition of a controlling interest in an “issuing corporation”, and (ii) dissenter’s rights pursuant to NRS 92A.300 to 92A.500, inclusive, for stockholders that voted against authorizing voting rights for the control shares. Our bylaws provide that, effective as of March 12, 2024 (the closing date of the XTI Merger) (the “Closing Date”), the provisions of NRS 78.378 through 78.3793, inclusive, are not applicable to the XTI Merger Agreement and the consummation of the transactions contemplated thereby, including, without limitation, the acquisition of shares, or of rights to acquire shares, of the Company by the stockholders, or holders of rights to acquire stock, of Legacy XTI as of the Closing Date.

We are also subject to the provisions of NRS 78.411 to 78.444, inclusive, which generally prohibits a publicly held Nevada corporation from engaging in a “combination” with an “interested stockholder” (each as defined) that is the beneficial owner, directly or indirectly, of at least ten percent of the voting power of the outstanding voting shares of the corporation or is an affiliate or associate of the corporation that previously held such voting power within the past three years, for a period of three years after the date the person first became an “interested stockholder”, subject to certain exceptions for authorized combinations, as provided therein.

In accordance with NRS 78.195, our articles of incorporation provide for the authority of the board of directors to issue shares of preferred stock in series by filing a certificate of designation to establish from time to time the number of shares to be included in such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, subject to limitations prescribed by law.

Pre-funded Warrants

Duration and Exercise Price

The Pre-funded Warrants have an exercise price of $0.001 per share. The Pre-funded Warrants were immediately exercisable upon issuance and may be exercised at any time until the Pre-funded Warrants are exercised in full, provided that the registration statement of which this prospectus forms a part is available for the issuance of the shares of Common Stock underlying the Pre-funded Warrants unless an exemption from registration is available. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price.

Exercisability

Each Pre-funded Warrant may be exercised, in cash or by a cashless exercise at the election of the holder at any time until the Pre-funded Warrants are exercised in full. The Pre-funded Warrants will be exercisable in whole or in part by delivering to us a completed instruction form for exercise and complying with the requirements for exercise set forth in the Pre-funded Warrant. Payment of the exercise price may be made in cash or pursuant to a cashless exercise, in which case the holder would receive upon such exercise the net number of shares of Common Stock determined according to the formula set forth in the Pre-funded Warrant. No fractional shares of Common Stock will be issued upon the exercise of the Pre-funded Warrants. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Exercise Limitation

In general, a holder will not have the right to exercise any portion of a Pre-funded Warrant if the holder (together with its Attribution Parties (as defined in the Pre-funded Warrant)) would beneficially own in excess of 4.99% or 9.99%, at the election of the holder, of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-funded Warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided, that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Transferability

Subject to applicable laws, a Pre-funded Warrant may be transferred at the option of the holder upon surrender of the Pre-funded Warrant to us together with the appropriate instruments of transfer.

Trading Market

There is no trading market available for the Pre-funded Warrants on any securities exchange or nationally recognized trading system.

Right as a Stockholder

Except as otherwise provided in the Pre-funded Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Pre-funded Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Pre-funded Warrants.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the Pre-funded Warrants, and generally including any reorganization, recapitalization or reclassification of our shares of Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power of our outstanding shares of Common Stock), the holders of the Pre-funded Warrants will be entitled to receive, upon exercise of the Pre-funded Warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the Pre-funded Warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the Pre-funded Warrants.

Subsequent Registration Statement

As a result of our failure to timely file a Current Report on Form 8-K, upon the filing of our Annual Report on Form 10-K for the year ended December 31, 2024, we became ineligible to file new short form registration statements on Form S-3, and the Original Registration Statement became unavailable for the issuance of shares of Common Stock upon the exercise of the Pre-funded Warrants. Therefore, we agreed to file the registration statement of which this prospectus forms a part covering the issuance of the shares issuable upon exercise of the Pre-funded Warrants within 10 calendar days after their issuance date and to use our best efforts to have it declared effective under the Securities Act by the 45th calendar day following the issuance date of the Pre-funded Warrants (or, in the event of a “full review” by the SEC, the 60th calendar day following the issuance date of the Pre-funded Warrants).

Governing Law

The Pre-funded Warrants are governed by New York law.

Common Warrants

Duration and Exercise Price

The Common Warrants have an exercise price of $1.36 per share. The Common Warrants were immediately exercisable upon issuance and may be exercised at any time until the fifth anniversary of the date of issuance, provided that the registration statement of which this prospectus forms a part is available for the issuance of the shares of Common Stock underlying the Common Warrants unless an exemption from registration is available

Subject to the rules and regulations of the applicable trading market, we may at any time during the term of the Common Warrants, reduce the then current exercise price to any amount and for any period of time deemed appropriate by our board of directors. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price.

Exercisability

The Common Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). No fractional shares of Common Stock will be issued upon the exercise of the Common Warrants. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Cashless Exercise

If, at the time a holder exercises its Common Warrants, a registration statement registering the issuance of the shares of Common Stock underlying the Common Warrants under the Securities Act is not then effective or available and an exemption from registration under the Securities Act is not available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Common Warrants.

Exercise Limitation

In general, a holder will not have the right to exercise any portion of a Common Warrant if the holder (together with its Attribution Parties (as defined in the Common Warrant)) would beneficially own in excess of 4.99% or 9.99%, at the election of the holder, of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Common Warrant. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided, that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice.

Transferability

Subject to applicable laws, a Common Warrant may be transferred at the option of the holder upon surrender of the Common Warrant to us together with the appropriate instruments of transfer.

Trading Market

There is no trading market available for the Common Warrants on any securities exchange or nationally recognized trading system.

Right as a Stockholder

Except as otherwise provided in the Common Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Common Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Common Warrants.

Fundamental Transactions

Upon the consummation of a fundamental transaction (as described in the Common Warrants, and generally including any reorganization, recapitalization or reclassification of our shares of Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our merger, amalgamation or consolidation with or into another person (other than any merger or amalgamation or consolidation with or into an operating company or asset of another person that is a business synergistic with our business and where the valuation of such merger or consolidation or amalgamation is 20% or less (30% or less in the event of a merger or consolidation or amalgamation with ReadyMonitor, LLC or an affiliate thereof) of the then market capitalization (based on the average of the five VWAPs immediately prior to the public announcement of such transaction of the Company)), the acquisition of more than 50% of our outstanding shares of Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power of our outstanding shares of Common Stock), the holders of the Common Warrants will be entitled to receive, upon exercise of the Common Warrants, the kind and amount of securities, cash or other property that such holders would have received had they exercised the Common Warrants immediately prior to such fundamental transaction, without regard to any limitations on exercise contained in the Common Warrants. Additionally, as more fully described in the Common Warrants, in the event of certain fundamental transactions, the holders of the Common Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the Common Warrants on the date of consummation of such transaction.

Subsequent Registration Statement

As a result of our failure to timely file a Current Report on Form 8-K, upon the filing of our Annual Report on Form 10-K for the year ended December 31, 2024, we became ineligible to file new short form registration statements on Form S-3, and the Original Registration Statement became unavailable for the issuance of shares of Common Stock upon the exercise of the Common Warrants. Therefore, we agreed to file the registration statement of which this prospectus forms a part covering the issuance of the shares issuable upon exercise of the Common Warrants within 10 calendar days after their issuance date and to use our best efforts to have it declared effective under the Securities Act by the 45th calendar day following the issuance date of the Common Warrants (or, in the event of a “full review” by the SEC, the 60th calendar day following the issuance date of the Common Warrants).

Governing Law

The Common Warrants are governed by New York law.

Placement Agent Warrants

Duration and Exercise Price

The Placement Agent Warrants have an exercise price of $17.1875 per share. The Placement Agent Warrants were immediately exercisable upon issuance and are exercisable at any time and from time to time, in whole or in part, until the five-year anniversary of the commencement of sales of the shares of Common Stock issued in the January Offering. The exercise price and number of shares of Common Stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price.

Exercisability

The Placement Agent Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the Placement Agent Warrants to the extent that the holder would beneficially own more than 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-funded Warrant. However, a holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided, that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing such notice. No fractional shares of Common Stock will be issued in connection with the exercise of a Placement Agent Warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

Cashless Exercise

In lieu of making the cash payment otherwise contemplated to be made to us upon exercise of a Placement Agent Warrant in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of Common Stock determined according to a formula set forth in the Placement Agent Warrants. Additionally, on the expiration date of the Placement Agent Warrants, any Placement Agent Warrants outstanding and unexercised will be automatically exercised via cashless exercise as provided therein. In such event, we will not receive any cash proceeds.

Transferability

Subject to applicable laws, a Placement Agent Warrant may be transferred at the option of the holder upon surrender of the Placement Agent Warrant to us together with the appropriate instruments of transfer; provided, however, the Placement Agent Warrants may not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days following the commencement of sales of the securities issued in the January Offering.

Trading Market

There is no trading market available for the Placement Agent Warrants on any securities exchange or nationally recognized trading system.

Right as a Stockholder

Except as otherwise provided in the Placement Agent Warrants or by virtue of such holder’s ownership of shares of our Common Stock, the holders of the Placement Agent Warrants do not have the rights or privileges of holders of our Common Stock, including any voting rights, until they exercise their Placement Agent Warrants.

Fundamental Transaction

In the event of a fundamental transaction, as described in the Placement Agent Warrants and generally including any reorganization, recapitalization or reclassification of our Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person (other than any of our subsidiaries or affiliates whereby our stockholders immediately prior to such merger or consolidation do not own, directly or indirectly, at least 50% of the voting power of the surviving entity immediately after such merger or consolidation), the acquisition of more than 50% of our outstanding Common Stock, the holders of the Placement Agent Warrants will be entitled to receive upon exercise of the Placement Agent Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Placement Agent Warrants immediately prior to such fundamental transaction.

Governing Law

The Placement Agent Warrants are governed by New York law.

Representative’s Warrants

The Representative’s Warrants have an exercise price of $1.70 per share. The Representative’s Warrants were immediately exercisable upon issuance and are exercisable at any time and from time to time, in whole or in part, until the five-year anniversary of the commencement of sales of the shares of securities issued in the March Offering. The remaining terms of the Representative’s Warrants are substantially similar to the terms of the Placement Agent Warrants.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.

Nasdaq Capital Market Listing

Our Common Stock is currently traded on the Nasdaq Capital Market under the symbol “XTIA.”

PLAN OF DISTRIBUTION

We are offering an aggregate of up to 4,036,987 shares of our Common Stock issuable upon the exercise of the Placement Agent Warrants, the Pre-funded Warrants, the Common Warrants and the Representative’s Warrants, in each case pursuant to the terms of the respective Warrants, which are incorporated by reference into this prospectus. See the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

LEGAL MATTERS

Certain legal matters will be passed upon for us by Mitchell Silberberg & Knupp LLP, New York, New York. Additional legal matters may be passed upon for us or any underwriters, dealers or agents, by counsel that we will name in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of XTI Aerospace, Inc. as of December 31, 2024 and December 31, 2023, and for each of the years then ended, have been incorporated by reference herein and in the registration statement, in reliance on the report of Marcum LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as expert in accounting and auditing.

The consolidated financial statements of XTI Aircraft Company as of December 31, 2023 and December 31, 2022, and for each of the years then ended included in XTI Aerospace, Inc.’s Current Report on Form 8-K/A filed with the SEC on May 28, 2024, have been incorporated by reference herein and in the registration statement, in reliance on the report of Marcum LLP, independent registered public accounting firm (which report includes an explanatory paragraph as to XTI Aircraft Company’s ability to continue as a going concern), incorporated by reference herein, and upon the authority of said firm as expert in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the Company and its Common Stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference.

We are subject to the information reporting requirements of the Exchange Act, and we file periodic reports and other information with the SEC. These filings include our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements on Schedule 14A, as well as any amendments to those reports and proxy statements, which are available free of charge through our website as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Our Internet website address is www.xtiaerospace.com. Our website and the information contained on, or that can be accessed through, the website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on any such information in making your decision whether to purchase our securities. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding us and other issuers that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it into this prospectus, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC and incorporate by reference will automatically update and supersede this information. We incorporate by reference into this prospectus the documents listed below and all future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, including all such documents we may file with the SEC after the date of the initial registration statement and prior to the effectiveness of the registration statement, except for information “furnished” under Items 2.02, 7.01 or 9.01 on Form 8-K or other information “furnished” to the SEC which is not deemed filed and not incorporated in this prospectus, until the termination of the offering of securities described in the applicable prospectus supplement.

We hereby incorporate by reference the following documents:

(a) our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 15, 2025;

(b) with the exception of the portions of the following filings that are furnished rather than filed, our Current Reports on Form 8-K filed with the SEC on January 10, 2025, January 23, 2025, February 12, 2025, February 13, 2025, March 7, 2025, March 18, 2025, March 27, 2025, March 28, 2025, March 31, 2025 and April 4, 2025 and on Form 8-K/A, as filed with the SEC on May 28, 2024; and

(c) the description of our Common Stock contained in our Registration Statement on Form 8-A filed with the SEC on April 7, 2014, including any amendments or reports filed with the SEC for the purposes of updating such description.

Any statement contained in this prospectus or in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents in writing to: XTI Aerospace, Inc., 8123 InterPort Blvd., Suite C, Englewood, CO 80112, Attention: Secretary, (800) 680-7412. These documents are also available on the Investors section of our website, which is located at www.xtiaerospace.com, or as described under “Where You Can Find More Information” above. The reference to our website address does not constitute incorporation by reference of the information contained on our website into this prospectus.

You should rely only on information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or incorporated by reference in this prospectus. We are not making offers to sell the securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

XTI Aerospace, Inc.

4,036,987 Shares of Common Stock Issuable Upon Exercise of Outstanding Warrants

PROSPECTUS

April 29, 2025